VEGAN MOB
2022 Report

Dear investors,

Looking ahead, we are optimistic about the future of our company. We have a strong pipeline of new products in development and are confident that they will be well-received by our customers. We also plan to continue expanding our customer base and increasing our brand awareness through targeted marketing campaign. Thank you for your continued support and investment in our company. We look forward to the future of Vegan Mob.

We need your help!

Investors and supporters can get involved by sharing the word about Vegan Mob. Whether the word be about us or to us, we like to keep the lines of communication open via email and social media to hear what we do well, what we can do better, and what our customers/supporters want to see. Investors can help us by contributing financially or sharing our campaign with others.

Sincerely,

Maya Cameron
Board Member

Toriano Gordon
Founder & CEO

Our Mission

In 3-5 Years our goal is to create a restaurant franchise system and we want to open 100 locations across the country. This will allow us to create over 1000 living wage jobs with health care benefits and provide healthy food to communities ravaged by poor health and disease. These projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

A+

The Good

- Implemented operational systems to optimize labor and efficiency and create a scalable model.
- Our product development team has been working hard on improving our existing products and launching new ones.
- Our sales and marketing efforts have focused on expanding our customer base and increasing brand awareness while retaining customers.

The Bad

- Our expansion into San Jose, CA was not as successful as we'd like because of it being done too soon.
- Developing the right team as hiring in the restaurant industry is a challenge as labor in the Bay Area is expensive.
- We want to expand into more grocery stores, fast - Whole Foods is just the start!

2022 At a Glance

January 1 to December 31


$$$$

$1,745,054 [48%]
Revenue



-$299,083
Net Loss


IOU!

$1,371,475 +39%
Short Term Debt

$452,733
Raised in 2022

$2,400
Cash on Hand
As of 07/12/23

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$3,387,225
$-646,802
$1,745,054
$-299,083
2021
2022

Net Margin: -17% | Gross Margin: 72% | Return on Assets: -105% | Earnings per Share: -$2,990.83 | Revenue per Employee: $37,936 | Cash to Assets: 37% | Revenue to Receivables: -- | Debt Ratio: 563%

Vegan_Mob_Inc__Annual_Financials_Review_Report-_Final.pdf

We ❤ Our
588 Investors

Thank You For Believing In Us

Linda E Carlson
Steven Dunston
Faisal Mohammed A AJAJI
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Mecca Adams
Brion Davis
Eugene Jackson Jr.
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Marissa Murillo
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Adris K Gibson Beasley
Bridgett Burroughs
GW Chew
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Colleen Campbell
Danielle Pace
Max Volen
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Matt Evans
Brandon Pedersen
Rosalinda Mancillas
Daniel Johnson
Rob Gelphman
Christopher A Kantarjiev
Ylan Hunt
Arvaughn Km Williams
Eric Webb
Zenzile Bergstroom
Shanjit Singh Bhagat
Gary Staley
Lisa Macdonald
Carmen Alfaro Rojas
Ramzell Jenkins
Lloyd Gilmore
Warren Sims
Robert Betz
Jason D Cook
Dana Houck
Robert Nimz
Angela Marturano
Rewati Gautam
Grady Reed
Lanier Green
Charmin Bland
Joseann Ramsundar
Caleb Birkhoff
Matthew Elsner
Thomas Montgomery IV
Jamie Ginsberg
Carolyn Harvey
Leonid Turetsky
Zoey Vero
Trent Arnold
Evelyn Ram
Elisha Nichole Greenwell
Anthony Thomas
Alscott Shirley
Joshua Hartnett
Charles Simpson
Carlton Maurice Brown
Anthony Brown
Akeem Kushington
Drew Cerna
Elijah Keeping It Straight
Karen Davis
Vincent Carson
Glen VanderKloot
Cindi Darling
Sean Romo
Rae Relova
Sarah Hunsicker
Arlene Johnson
John Mikalacki
Kindra Farfan
Susana Navarro
Hanan Succar
Ashley Hooker
Sylvia Noa
Eric Stormer
James Martin
Clara Newman
Jen Arick
Joshua Erdmann
Regina Norton-Kiefer
Andrew Quattrin
Canessa Payne
Marquette Clark
Ashley Einhaus
Jordan Brown
Michele Cajes
Donna Zhang
La Treece Morton
Alize Asberry Payne
Jerry Esteban
Charbel Benard
Ryan L. Smith
Sarah Sharpe
Akili Foster
Lisa Green
Kevin AVALOS
Kymberly Coven
Melorie Masacupan
Damion Price
Kristie Sarkar
Simranjit Johal
Roshawn Mathews
Frank Fox
Lanae HADLEY
Ashley Rose Harwood
Kevin Sarkodie
Annabelle Cabuhat
Nadia Budiman
Carolina Guzman
Victor Moran
Kh IRA HOLLOWAY
Yet Doz
Jay James
Benita Martin
Jason E Sonntag
Xavier Nelson
Christina Johnson
Geoffrey John Olypka
James Fleenor
Christopher Dulay
Sharla Elyn Robinson
Veronica Pittman
Asia Miller
Corinne Coleman
William Johnson, IV

Thank You!

From the Vegan Mob Team




VEGAN MOB

Toriano Gordon
Founder & CEO



GW Chew
Chief Development Officer

Founder of Something Better Foods providing plant-based proteins sold under the brand name "Better Chew." Chief Chew's mission is to democratize the access to plant-based food for all people while changing lives for the better, one chew at a time.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Gail Jackson McCray	Lawyer @ Self Employed	2020
Maya Cameron	Writer @ Self-employed	2020
D. Toriano Gordon	Founder & CEO @ Vegan Mob	2019

Officers

OFFICER	TITLE	JOINED
D. Toriano Gordon	President CEO Secretary CFO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
D. Toriano Gordon	100,000,000 Common	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
07/2019	$20,000		Section 4(a)(2)
07/2019	$197,814		Section 4(a)(2)
07/2019	$50,000		Other
10/2019	$25,000		Other
04/2020	$171,198		Other
05/2020	$121,400		Other
09/2021	$138,700		Other
11/2021	$175,000		Other
01/2022	$90,000		Other
02/2022	$8,000		Other
05/2022	$292,833		4(a)(6)
12/2022	$61,900		Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT
Self Help Credit Union	07/19/2019	$20,000	$7,000	4.0%	07/19/2024	Yes
Pacific Community Ventures	07/24/2019	$197,814	$137,000	3.5%	07/24/2025	Yes
Mainstreet Launch	07/24/2019	$50,000	$23,353	3.5%	07/24/2025	Yes
Working Solutions	10/18/2019	$25,000	$0	11.0%	10/18/2024	Yes
PPP Loan	04/30/2020	$171,198	$0	1.0%	04/30/2022	
SBA	05/25/2020	$121,400	$121,400	3.75%	05/25/2050	Yes
Legend Funding	09/08/2021	$138,700	$50,000	4.59%		
Fundworks LLC	11/30/2021	$175,000	$81,720	%		Yes
Kalamta Capital	01/25/2022	$90,000	$73,000	%		
Parafin Inc	02/28/2022	$8,000	$0	%		
Square Financial Services, Inc	12/15/2022	$61,900	$0	0.0%	06/15/2024	

Related Party Transactions

The Company is a party to a lease agreement with a property owned by a shareholder, EAH Housing. The Company pays the lessor (shareholder) $5k per month for rent. The term of the lease is on a month-to-month basis.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred	50,000,000	0	No
Common	100,000,000	100,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 outbreak, in regions where we, or third parties on which we rely have distribution centers, concentrations of suppliers and sales and marketing teams or other business operations. The COVID-19 pandemic could materially affect our operations, as well as the business or operations of our suppliers, contractors, customers and other third parties with whom we conduct business. The effects of the public health directives and orders, may negatively impact our productivity, disrupt our business and delay our timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

The restaurant industry is currently under heightened legal and legislative scrutiny related to menu labeling and resulting from the perception that the practices of restaurant companies have contributed to nutritional, caloric intake, obesity or other health concerns of their guests. If we are unable to adapt to changes in consumer preferences and trends, we may lose customers and our revenues may decline.

We incur costs and expend other resources in our marketing efforts on new menu items, advertising campaigns and restaurant designs and remodels to raise brand awareness and attract and retain customers. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly

competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising and other initiatives than we are able to. Should our competitors increase spending on marketing and advertising and other initiatives or our marketing funds decrease for any reason, or should our advertising, promotions, new menu items and restaurant designs and remodels be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flow. Adverse changes in consumer tastes, national, regional and local economic conditions, demographic trends, inflation or increased food or energy costs could reduce consumer traffic or impose practical limits on pricing that could harm our business, financial condition, results of operations and cash flow. There can be no assurance that consumers will continue to regard healthy-inspired fast food favorably or that we will be able to develop new menu items that appeal to consumer preferences. Our business, financial condition and results of operations depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of

Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Vegan Mob, Inc

- California Corporation
- Organized January 2019
- 46 employees

500 Lake Park Ave
Oakland CA 94610

https://veganmob.biz/

Business Description

Refer to the Vegan Mob profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Vegan Mob has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late 2022 Annual Report

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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